

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 20, 2014

Via Email
Isaac Dietrich
Chief Executive Officer
MassRoots, Inc.
6525 Gunpark Drive, Ste. 370 #150
Boulder, CO 80301

> **Re: MassRoots, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted April 23, 2014**
> **CIK No. 0001589149**

Dear Mr. Dietrich:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1.   Please update your financial statements and related disclosures pursuant to Rule 8-08 of Regulation S-X.

2.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

3.   With respect to all third-party statements in your prospectus, such as from ArcView, IDC and Gartner, please provide us with the relevant portion of the industry research reports you cite. To expedite our review, please clearly mark each source to highlight the applicable portion of the section containing the statistic, and cross-reference it to the appropriate location in your prospectus. Also, please tell us whether any of the reports were prepared for you or in connection with the offering.

4.   We note that you are offering 100% of the outstanding common stock in addition to the common stock underlying the debentures and warrants that were issued in March 2014. Please provide an analysis as to why you believe this is not a primary offering by the company.

Prospectus Cover Page

5.   Please revise the prospectus cover page to disclose the number of shares of common stock that being offered which are currently outstanding and the number of shares of common stock that issuable upon the exercise of warrants or the conversion of debentures.

6.   You state that the selling shareholders must sell their shares at the fixed price "[u]ntil a decision to seek a quotation if made. Please revise to state that the selling shareholders must sell at the fixed price until the shares are "quoted" on the OTCBB.

Prospectus Summary, page 1

7.   Revise the prospectus to provide a description of the material terms of the reorganization that occurred on March 18, 2014. We note your brief description on page 29 but it is unclear what the purpose of the reorganization was or the effect on the company. Specifically, it is unclear whether the company undertook a stock split as part of this reorganization. If so, it appears that the share amounts throughout the prospectus need to be retroactively restated to give effect to any stock splits or other recapitalizations so that all share amounts in the filing are presented in the same manner.

8.   Please disclose in the first section of the prospectus summary that you have generated minimal revenues, that you have a net loss of $919,123 for the period from inception to December 31, 2013, that your auditors have issued a going concern opinion, and that you do not plan to implement monetization strategies until the MassRoots Inc.'s network grows into the millions.

9.   Please provide support for your statement that "MassRoots is the Mobile Network for the Cannabis Community" suggesting that it is the only mobile network available for cannabis users. Define the term "Cannabis Community" and explain the basis for your claim that "MassRoots has created an essential component of cannabis consumers' regular habits."

10.   Please provide supplemental support for your statement that the "rate at which MassRoots users connect and interact with each other is rare, significant, and will make for an extraordinarily difficult barrier to entry for competitors." Provide any third party reports or research that may support your claims or revise the statement.

11.   Please provide quantitative context regarding your claim that MassRoots is "growing exponentially." In this regard, disclose the parameters of the growth, the period during which you measured the growth rate and how the growth rate was computed.

12.   Please discuss briefly why you believe how your network provides a "semi-anonymous" experience to your users.

13.   Please revise your statements throughout the prospectus that the cannabis industry is "legal." As you note on page 7, cannabis use and possession is illegal on a national level in the United States and permissible only under certain states with no guarantee that the federal government will not enforce its laws. Given the uncertain legal nature of the cannabis industry, revise your statements accordingly. We will not object if you describe your industry and business as permissible under certain state laws rather than stating that it is legal.

14.   Please use concise, self-explanatory descriptive terms rather than specialized vocabulary such as "emoji-support" and "activity feed." The summary is subject to the plain English requirements of Rule 421(d) of Regulation C and should be readily understood by persons not already familiar your business.

Emerging Growth Company, page 3

15.   Please state your election under Section 107(b) of the Jumpstart Our Business Startups Act.

        o   If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

        o   If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

The Offering

The March 2014 Offering and Registration Rights, page 4

16.   Please revise to provide a materially complete discussion of the transactions in which the selling shareholders acquired the securities being offered in this prospectus. In this regard, for each transaction, you should disclose the number of shares that were issued in addition to the dollar amount paid and the number of shareholders who purchased shares. You should also disclose the conversion terms of the debentures, the exercise terms of the warrants and the number of common stock shares underlying those convertible securities.

Risk Factors, page 6

17.   If you intend to be a Section 15(d) issuer that provides periodic reports but is exempt from many regulatory requirements that apply to fully reporting companies, please consider adding a risk factor that alerts potential investors to the limited reporting status for the company and the limitations on the information and regulatory oversight to which you will be subject as a Section 15(d) issuer. In this regard, you will not be subject to the proxy rules, Section 16 short-swing profit provisions, beneficial ownership reporting, and the bulk of the tender offer rules. Further, revise your statement on page 42 that you will be required to proxy statements with the SEC.

18.   Given the number of shareholders in your company, it appears that you should inform investors of the statutory provisions that may result in the automatic termination of any periodic reporting responsibilities in the event that you have less than 300 shareholders after the year that your registration statement becomes effective.

19.   Please add a risk factor disclosing any potential conflicts of interest that may arise from the business activities of your officers and directors and disclose the number of hours that each of the officers will devote to the business. In this regard, you state that Isaac Dietrich currently serves as the President of RoboCent, Inc.

20.   Add a separate risk factor that discusses the legal implications and consequences of operating a website that will be available to all internet users. Address whether your website has the capability to exclude users of your site in jurisdictions where cannabis use is not permitted or by classes of people, such as minors, gangs, cartels or criminal enterprises. Discuss the problems with providing a vehicle for marketing a product in states where it is illegal. Also discuss the risk of enforcement from federal law enforcement, from states that do not permit cannabis use or possession, and from states that prohibit marketing and promoting to minors and others.

We may require additional capital to support business growth…, page 6

21.   It appears that you will need to raise additional capital within 12 months in order to continue your business operations. Please disclose the minimum dollar amount of funding you require to conduct operations for a minimum period of one year in this risk factor and in the Management's Discussion and Analysis section. Quantitative information regarding your financial requirements is necessary to enable investors to assess the company's financial condition and the likelihood it will be able to pursue its business plan.

22.   Consider adding a separate risk factor discussing the uncertainties regarding your intention not to pursue monetization strategies until the MassRoots, Inc.'s network grows into the millions.

New platform features or changes to existing platform features…, page 6

23.   Please explain in the filing the products and services that are currently being beta tested by 10-20 companies and that you intend to release to the business community. Focus on the products and services that you reasonably anticipate will have the most significant impact on you. More fully describe the steps that must be taken to finalize the development of the proposed products or services and to initiate any manufacturing and commercialization activities with respect thereto.

We are classified as an "emerging growth company" as well as a "smaller reporting company"…, page 11

24.   You state that in the even that you cease being an emerging growth company but are still considered a smaller reporting company, the disclosure requirements applicable to you will increase. Please explain the increased disclosure requirements to which you believe you will be subject.

Note Concerning Forward-Looking Statements, page 12

25.   We note your reference to Section 27A of the Securities Act and the statement that your filing contains forward-looking statements within the meaning of the statute. Because you are a new registrant that is not yet subject to the reporting requirements of Section 13(a) or 15(d) of the Exchange Act, MassRoots, Inc. is not eligible to rely on the statutory safe harbor for forward-looking statements. Please revise.

Description of Business

Definitions of Key Metrics, page 18

26.   Please disclose whether Monthly Active Users reflects <u>unique</u> users who access the
        company's apps and websites at least once a month. Also, explain how you avoid
        double-counting users who access the website using different electronic devices.

Sales and Distribution Channels, page 19

27.   Please explain whether the MassRoots app distributed though the iOS App Store and
        Google Play Marketplace is free to users or whether there is a charge.

Market Conditions, page 20

28.   We note that your disclosure focuses on the laws that permit certain activity related to
        cannabis. Please revise to provide a balanced discussion of your market conditions by
        addressing the laws or conditions that could limit your business. For example, describe
        the impact of the government's position that federal employees may not legally
        participate and the restrictions and prohibitions against cannabis use imposed by many
        private employers.

29.   Please revise your description of The Cole Memo to accurately reflect the guidance
        regarding marijuana related financial crimes by the U.S. Department of Justice. In this
        regard, the memo does not appear to instruct U.S. Attorneys to "respect the will of voters
        in Colorado, Washington, and any future states that legalize the adult-use and medical-
        use of cannabis." Rather, the memo clearly states that the guidance does not alter in any
        way the Department of Justice's "authority to enforce federal law, including federal laws
        relating to marijuana, regardless of state law."

Government Regulation, page 21

30.   We note your disclosure that you have implemented a content and account review
        program to ensure compliance with your terms and conditions, but it appears that you
        should alert investors that there is no assurance that you will be able to comply with the
        guidance in the Cole Memo or other laws and regulations. In this regard, we note that
        you rely on user reports to detect violations or illegal activity and the company does not
        appear to independently verify the legality of activities facilitated by or conducted on the
        website.

Market Conditions, page 20

31.   Please provide support for your statement on page 20 that Dr. Sanjay Gupta "fully
        endors[es]" the medical benefits of marijuana reversing his previous opposition.

Alternatively, revise the statement so that the claim more precisely describes Dr. Gupta's position. Provide supplemental support for the disclosure.

32. Please provide support for your statement that the "Legal Marijuana Markets" are one of the two fastest growing industries in the world. Discuss the basis of this conclusion and any related assumptions or limitations.

Directors, Executive Officers, Promoters and Control Persons, page 23

33. According to the signature page of the registration statement, Issac Dietrich, the Chairman of the Board and Chief Executive Officer, also serves as the principal financial officer. Please revise to include all positions in which Mr. Dietrich serves. Also, it appears that Mr. Dietrich does not have an accounting background. Consider adding a risk factor in this regard.

Description of Securities, page 28

34. Please revise to provide a reasonably detailed description of the rights and preferences of the Series A preferred stock, including but not limited to, the right to dividend accrual, liquidation preference, and conversion rights. Disclose the amount of the securities that were issued and are currently outstanding. Also, consider whether a risk factor should be added discussing the impact of the rights of the preferred stockholder(s) and the resultant risk for common stockholders.

Security Ownership of Certain Beneficial Owners and Management, page 27

35. It appears that the executive officers were granted option awards for the fiscal year ended December 31, 2013 but these options are not reflected in the beneficial ownership table on page 27. Please advise or revise accordingly.

Management's Discussion and Analysis of Financial Condition and Results of Operation

Results of Operations, page 29

36. Please provide more detail regarding your expenses for the period ended December 31, 2013. Disclose who provided the services and what services were received for preferred stock valued at $24,998, common stock valued at $195,412 and options valued at $612,387.

Financial Statements, page 34

37. Your disclosure on page 29 indicates that you entered into a Plan of Reorganization on March 18, 2014. Please tell us your consideration of reflecting the components of this reorganization in your current financial statements. Refer to SAB Topic 4.C.

38.   We note in your prospectus you disclose that you are in the development stage. Please
        label each of your financial statements as such. Refer to FASB ASC 915-205-45-4. In
        addition, please include the caption, "deficit accumulated during the development stage"
        within your Stockholders' Equity section of your balance sheet on page 34. Refer to
        FASB ASC 915-205-45-2.

Statement of Operations, page 35

39.   Tell us your consideration of presenting your operating expenses line items by function.

Note 7: Subsequent Events, page 41

40.   Please disclose the date through which subsequent events have been evaluated and the
        nature of this date. Refer to FASB ASC 855-10-50-1.

Signatures

41.   Please indicate the officer who is signing as the company's principal accounting officer
        or controller. Note that any person who occupies more than one of the specified positions
        needs to indicate each capacity in which signatures are provided. See Instructions 1 and
        2 to the Signatures on Form S-1.

Exhibits

42.   Please tell us whether you intend to file the Leak-Out Agreement with Dutchess, one of
        your principal shareholders, as an exhibit pursuant to Item 601(b)(10) of Regulation S-K.
        If you do not intend to file the agreement, please provide the agreement to the staff
        supplementally.

Exhibit 5.1

43.   Please revise the legality opinion to state the number of shares of common stock being
        registered that are currently outstanding, underlying the debentures, and underlying the
        warrants.

General

        If you intend to respond to these comments with an amended draft registration statement,
please submit it and any associated correspondence in accordance with the guidance we provide
in the Division's October 11, 2012 announcement on the SEC website at
http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Jan Woo, Attorney-Adviser, at (202) 551-3453 with any other questions. If you need further assistance, you may contact me at (202) 551-3462.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief – Legal

cc: Via Email
         Peter J. Gennuso, Esq.
         Thompson Hine LLP